UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2008

Mitsubishi UFJ Financial Group, Inc.

	By:	/S/ Ryutaro Kusama
	Name:	Ryutaro Kusama
	Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Risk-Adjusted Capital Ratio Based on the Basel 2 Standards for the Third Quarter Ended December 31, 2007

Tokyo, February 21, 2008 — Mitsubishi UFJ Financial Group, Inc. hereby announces the risk-adjusted capital ratio based on the Basel 2 standards for the third quarter ended December 31, 2007 as stated below.

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

	(in billions of yen)
	As of December 31, 2007	As of March 31, 2007
(1) Risk-adjusted capital ratio **	12.07%	12.58%
(2) Tier 1 ratio	7.55%	7.59%
(3) Tier 1 capital	8,112.8	8,054.8
(4) Qualified Tier 2 capital	5,312.7	5,718.2
(5) Qualified Tier 3 capital	—	—
(6) Deductions from total qualifying capital	464.4	423.9
(7) Net qualifying capital (3) + (4) + (5) - (6)	12,961.2	13,349.1
(8) Risk-adjusted assets	107,381.8	106,048.2
(9) Required Capital *	8,590.5	8,483.8

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)

	(in billions of yen)
	As of December 31, 2007	As of March 31, 2007
(1) Risk-adjusted capital ratio ***	12.17%	12.83%
(2) Tier 1 ratio	7.53%	7.71%
(3) Tier 1 capital	6,990.9	6,975.5
(4) Qualified Tier 2 capital	4,644.6	4,940.8
(5) Qualified Tier 3 capital	—	—
(6) Deductions from total qualifying capital	337.7	309.8
(7) Net qualifying capital (3) + (4) + (5) - (6)	11,297.7	11,606.5
(8) Risk-adjusted assets	92,807.6	90,456.8
(9) Required Capital *	7,424.6	7,236.5

Mitsubishi UFJ Trust and Banking Corporation (Consolidated)

	(in billions of yen)
	As of December 31, 2007	As of March 31, 2007
(1) Risk-adjusted capital ratio ***	13.98%	13.20%
(2) Tier 1 ratio	9.86%	8.40%
(3) Tier 1 capital	1,257.5	1,175.5
(4) Qualified Tier 2 capital	579.1	729.7
(5) Qualified Tier 3 capital	—	—
(6) Deductions from total qualifying capital	54.8	57.4
(7) Net qualifying capital (3) + (4) + (5) - (6)	1,781.8	1,847.8
(8) Risk-adjusted assets	12,745.2	13,994.7
(9) Required Capital *	1,019.6	1,119.5

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

	(in billions of yen)
	As of December 31, 2007	As of March 31, 2007
(1) Risk-adjusted capital ratio ***	12.61%	13.21%
(2) Tier 1 ratio	7.86%	7.95%
(3) Tier 1 capital	6,455.2	6,428.5
(4) Net qualifying capital	10,354.6	10,682.6
(5) Risk-adjusted assets	82,074.3	80,831.9
(6) Required Capital *	6,565.9	6,466.5

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

	(in billions of yen)
	As of December 31, 2007	As of March 31, 2007
(1) Risk-adjusted capital ratio ***	13.72%	12.85%
(2) Tier 1 ratio	9.47%	8.01%
(3) Tier 1 capital	1,200.4	1,125.2
(4) Net qualifying capital	1,738.9	1,805.1
(5) Risk-adjusted assets	12,674.3	14,041.3
(6) Required Capital *	1,013.9	1,123.3

Notes	*	8% of total risk-adjusted assets
	**	Risk-adjusted capital ratio of Mitsubishi UFJ Financial Group, Inc. is computed in accordance with the Notification of the Financial Services Agency No.20, 2006.
	***	Risk-adjusted capital ratio of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

Contact:

Mitsubishi UFJ Financial Group, Inc.

Financial Planning Division

Tel: 81-3-3240-2911